Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-6420, Japan

August 27, 2008

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance,
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Japan Retail Fund Investment Corporation (File No. 82-34716)
<u>Rule 12g3-2(b) Exemption</u>

Dear Sir/Madam:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A required by Rule 12g3-2(b).

If you have any further questions or requests for additional information, please do not hesitate to contact Taro Omoto of Mori Hamada & Matsumoto, our Japanese Counsel, at Marunouchi Kitaguchi Building, 6-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8222, Japan (telephone: 813-6212-8307; facsimile: 813-6212-8207).

Very truly yours,

Japan Retail Fund Investment Corporation

By: ____________________
Name: Yorishige Kondo
Title: Executive Director

9/4

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS

The Japanese documents listed bellow have been made public pursuant to the laws of Japan and the rules of Tokyo Stock Exchange, its country of domicile, incorporation and organization, or have been filed with the Tokyo Stock Exchange, the only stock exchange on which the Company's securities are traded, and have been made public by such exchange, or have been directly sent to the investors of the Company from May 1, 2008 to July 31, 2008. Brief descriptions of the Japanese language documents numbered from 1 and 2 below are included in EXHIBIT A; excerpt English translation of the document numbered 3 below is included in EXHIBIT B; and excerpt English translations of the documents numbered from 4 to 6 below are included in EXHIBIT C, all of which are attached hereto.

1. Annual Securities Report dated May 28, 2008, for the fiscal period ending February 29, 2008 (Japanese Language only)

2. Amendatory Shelf Registration Statement dated May 28, 2008 (Japanese Language only)

3. Annual Report: Twelfth Accounting Period (From September 1, 2007 to February 29, 2008) (Japanese Language only)

4. Press Release (Japanese Language only) titled "Notice of Acquisition of Property (Determination of Details)" dated May 26, 2008

5. Press Release (Japanese Language only) titled "Notice of Issuance of Short-term Investment Corporation Bonds (CPs)" dated June 19, 2008

6. Press Release (Japanese Language only) titled "Notice of Money Borrowing (Determination of Interest Rate)" dated June 26, 2008

B. ENGLISH LANGUAGE DOCUMENTS

The English document listed below is included in EXHIBIT D, attached hereto.

Press Releases

	Date	Title
1.	May 26, 2008	Japan Retail Fund Investment Corporation to Acquire Property in Shibuya Ward, Tokyo

EXHIBIT A

BRIEF DESCRIPTIONS OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated May 28, 2008, for the fiscal period ending February 29, 2008

   This is the annual securities report filed with the Director of the Kanto Local Finance Bureau ("KLFB") and containing information pertaining to the outline of the Investment Corporation, its business, operating results, financial conditions, and financial statements of the Investment Corporation for the period ending February 29, 2008.

2. Amendatory Shelf Registration Statement dated May 28, 2008

   This is the Amendatory Shelf Registration Statement in order to add the reference information in the Shelf Registration Statement, which was filed with KLFB on January 11, 2007 for issuance of Investment Corporation Bonds for two years (from January 19, 2007 to January 18, 2009), stating the information concerning securities and reference information , etc..

EXHIBIT B

SUMMARY TRANSLATIONS

Set out below is the excerpt English translation of the document referred to in ANNEX A, Section A., Item 3.

[Translation]

Japan Retail Fund Investment Corporation
Annual Report
For the Twelfth Accounting Period ending in February, 2008
(From September 1, 2007 to February 29, 2008)

Table of Contents

(Omitted)

Tokyo Building, 7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
http://www.jrf-reit.com

Greeting from the Executive Director

Yorishige Kondo
Executive Director
Japan Retail Fund Investment Corporation

(Omitted)

Report from the Asset Manager

Yuichi Hiromoto
President & CEO
Mitsubishi Corp. - UBS Realty Inc.
(Omitted)

Special Topic 1

Road toward further growth – Summary of Medium-term Business Policy for Japan Retail Fund
(Omitted)

We re-define "what is Japan Retail Fund."
(Omitted)

We aim steady growth with two scenarios.
(Omitted)

We analyze current portfolio and envisage future portfolio to be pursued
(Omitted)

We facilitate steady internal growth while maintaining stable rent income.
(Omitted)

We endeavor improving quality of portfolio through change of portfolio properties.
(Omitted)

We endeavor acquiring prime properties without missing opportunities.
(Omitted)

We will flexibly cope with rapid changes of market and stabilize financing activities.
(Omitted)

Special Topic 2
8953 Saitama Urawa Building / new center for bustle

Acquisition Date	December 25, 2007
Location	11-1 Higashi Takasago-cho, Urawa-ku Saitama-shi, Saitama
Land size	Ratio of right of site: 708,441,837 / one billion (total: 11,222.09 m^2
Total floor space	Acquired property is 55,332.71 m^2 out of a total of 106,577.47m^2
Number of stories	Seven floors above ground and one basement floor (including a part of the second basement) out of a total of ten floors above ground and four basement floors
Construction completion	September 26, 2007
Major Tenant	PARCO

Newly Acquired (Anticipated) Property

Newly Acquired Property during the Accounting Period ending in February, 2008

The Investment Corporation has acquired three urban properties (Gyre, 8953 Jingumae 6 building, 8953 Saitama Urawa Building) and a suburban property (AEON Yachiyo-Midorigaoka Shopping Center) in the accounting period ending February, 2008. Please refer to page 9 and 6-7 pages (Japanese original) for the outline of Gyre and 8953 Saitama Urawa Building, respectively.

8953 Jingumae 6 Building

Acquisition Date	December 20, 2007
Location	28-3 Jingumae 6-chome, Shibuya-ku Tokyo
Land size	299.07 m^2
Total floor space	674.15 m^2
Number of stories	Three floors above ground and one basement floor
Construction completion	November 6, 2007
Major Tenant	Lani HAIR

AEON Yachiyo-Midorigaoka Shopping Center

Acquisition Date	September 4, 2007
Location	1-3 Midorigaoka 2-chome, Yachiyo-shi, Chiba
Land size	45,990.71 m^2
Total floor space	129,874.20 m^2
Number of stories	Six floors above ground
Construction completion	March 9, 2005
Major Tenant	JUSCO

Acquired Properties and Anticipated Properties during or after the Accounting Period ending August 2008

During the Accounting Period ending August 2008, the Investment Corporation has acquired AEON Sapporo-Hassamu Shopping Center, ARIO Otori, G-Bldg. Jingumae01, and anticipates to aquire two other properties as of the date hereof.

G-Bldg. Jingumae01(Acquired on May 1, 2008)

Location	Shibuya-ku Tokyo
Land size	334.18 m^2
Total floor space	547.64 m^2
Number of stories	Two floors above ground and one basement floor
Construction completion	October 22, 2007
Major Tenant	BAPE STORE Harajyuku

Jingumae 4-chome East Project (tentative name)(Scheduled to acquire in May, 2008)

Location	Shibuya-ku Tokyo
Land size	250.00 m^2
Total floor space	(Planned) 471.27 m^2
Number of stories	(Planned) Two floors above ground and one basement floor
Construction completion	End of March, 2008
Major Tenant	Undecided

AEON Sapporo-Hassamu Shopping Center (Acquired on March 31, 2008)

Location	Sapporo-shi, Hokkaido
Land size	60,840.79 m^2 (7,797 m^2 of which is land sub-lease interest)
Total floor space	102,169.00 m^2
Number of stories	Four floors above ground and one basement floor
Construction completion	October 3, 2006
Major Tenant	JUSCO

Ario Otori (Acquired on May 1, 2008)

Location	Nishi-ku, Sakai-shi, Osaka
Land size	53,739.29 m^2
Total floor space	95,135.36 m^2
Number of stories	Five floors above ground and one basement floor
Construction completion (scheduled)	March 25, 2008
Major Tenant	Ito-Yokado

Cheers Sapporo (tentative name) (Scheduled to acquire in December, 2008)

Location	Sapporo-shi, Hokkaido
Land size	621.58 m^2
Total floor space	(Planned) 5,132.50 m^2
Number of stories	(Planned) Nine floors above ground and two basement floors
Construction completion (scheduled)	October, 2008
Major Tenant	Undecided

Portfolio Topics
(Omitted)

Financial Strategies

Financial topics for the Accounting Period ending in February 2008
Total amount for credit facility agreement has been increased by 25,000 million yen, reaching 155,000 million yen (September 2007).
Commercial Paper (CP) program was created for 50,000 million yen, and issued 25,000 million yen for acquisition of 8953 Saitama Urawa Building.
Commitment line was created for 25,000 million yen (February 2008) (Note: the purpose is limited to redemption of CPs and alternative use (such as purchase of real properties) in case of issuance of CPs having become difficult due to the market conditions)

About Commercial Papers
(Omitted)

State of debts

State of Investment Corporation Bonds

	First Series	Second Series	Third Series	Fourth Series	Fifth Series	Sixth Series
Outstanding amount as of the end of August, 2007	20 billion	15 billion	10 billion	20 billion	20 billion	15 billion
Interest rate	0.74%	1.73%	2.02%	1.60%	1.60%	2.17%
Guarantee	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed	Unsecured and Unguaranteed
Duration	5 years	10 years	10 years	5 years	5 years	10 years
Terms decision date	January 27, 2005	January 27, 2005	February 9, 2006	December 13, 2006	May 16, 2007	May 16, 2007
Date of maturity	February 9, 2010	February 9, 2015	February 22, 2016	December 22, 2011	May 23, 2012	May 23, 2017
Acquired ratings	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)	A1(Moody's) A+(S&P) AA(R&I)

Breakdown of Interest-bearing Debt (As of February 29, 2008)

(million yen)

	Balance	Unused
Short-term borrowing	¥73,100 million	¥81,900 million
Commitment line	-	¥25,000 million
CP	¥25,000 million	¥25,000 million
Long-term borrowing	¥5,000 million	-
Investment corporation bonds	¥100,000 million	¥200,000 million

Tenant guarantee deposits and security deposits (As of February 29, 2008)

(million yen)

Tenant guarantee deposits	¥43,649 million
security deposits	¥38,856 million

Distribution of maturities of long-term Debt (As of February 29, 2008)

(million yen)

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Long-term borrowing	-	5,000	-	-	-	-	-	-	-	-	-
Investment corporation bonds	-	-	20,000	20,000	20,000	-	-	15,000	10,000	15,000	-
Tenant guarantee deposits	6,422	4,438	4,665	4,826	4,762	3,161	2,945	2,632	2,055	1,792	1,464

State of Portfolio (Summary)
(Omitted)

State of Portfolio (Map)
(Omitted)

State of Portfolio (Outline)

(Omitted)

Property Number	Trust Property (Name of Property)	Investment Styles	Location	Acquisition Date	Acquisition Price (million yen)	Number of Tenants	Total Leasable Area (m²)
Urban Multi-tenant property							
UM-1	Hakata Reverain/ eeny meeny miny mo	growth-type	Fukuoka-shi, Fukuoka	March, 2003 and June, 2005	6,309	70	25,919.35
UM-2	8953 Minami-Aoyama Building	income-type	Minato-ku, Tokyo	March, 2003	5,350	3	1,540.98
UM-3	8953 Harajuku Face Building	income-type	Shibuya-ku, Tokyo	January, 2004	2,770	5	1,479.10
UM-5	8953 Kita-Aoyama Building	income-type	Minato-ku, Tokyo	February, 2005	989	2	492.69
UM-6	8953 Jiyugaoka Building	income-type	Meguro-ku, Tokyo	March, 2005	2,700	11	1,814.10
UM-7	Cheers Ginza	income-type	Chuo-ku, Tokyo	August, 2005	4,200	9	1,686.58
UM-8	Gyre	growth-type	Shibuya-ku, Tokyo	October, 2007	22,712	17	4,934.28
UM-9	8953 Jingumae 6 Building	income-type	Shibuya-ku, Tokyo	December, 2007	2,360	2	670.43
Total					47,390	119	38,537.51

Suburban Multi-tenant property							
SM-1	Nara Family	growth-type	Nara-shi, Nara	March, 2003 October 2007 and February 2008	31,375	134	85,075.32
SM-2	Abiko Shopping Plaza	growth-type	Abiko-shi, Chiba	March, 2003	10,200	54	42,642.36
SM-4	Kyoto Family	growth-type	Kyoto-shi, Kyoto	December, 2005	5,340	62	25,606.48
SM-5	Higashi-Totsuka	growth-type	Yokohama-shi,	March, 2006	50,500	4	151,429.78

	Aurora City		Kanagawa				
SM-6	ESPA Kawasaki	income-type	Kawasaki-shi, Kanagawa	March and December, 2002 and March, 2007	15,691	5	65,313.47
Total					113,106	259	370,067.41

Urban Single-tenant property							
US-1	8953 Osaka Shinsaibashi Building	income-type	Osaka-shi, Osaka	March, 2002	14,300	1	13,666.96
US-2	8953 Daikanyama Building	income-type	Shibuya-ku, Tokyo	December, 2003	1,235	1	574.46
US-3	Esquisse Omotesando Annex	income-type	Shibuya-ku, Tokyo	April, 2004	860	2	540.78
US-4	Bic Camera Tachikawa	income-type	Tachikawa-shi, Tokyo	September, 2004	11,920	2	20,983.43
US-6	Kawaramachi OPA	income-type	Kyoto-shi, Kyoto	September, 2006	18,500	1	18,848.20
US-7	8953 Saitama Urawa Building	income-type	Saitama-shi, Saitama	December, 2007	27,330	1	64,236.71
Total					74,145	8	118,850.54

Note 1 As of February 29, 2008.

Note 2 "Property Number" is the number that the Investment Corporation uses to categorize the property held by the Investment Corporation into four categories, UM-type (Urban Multi-tenant property), SM-type (Suburban Multi-tenant property), US-type (Urban Single-tenant property), and the SS-type (Suburban Single-tenant property), numbering each category in the order of the acquisition date.

Note 3 Since the Investment Corporation acquired "Gyre" built by Takenaka Corporation on the "site of Gyre" in October 19, 2007, the "site of Gyre" will be included in "Gyre" and exclude from hold property after February, 2008.

"Income-type" property: Properties that are expected to produce steady cash-flows in medium and long-terms. For example, retail facilities that have stable secured rent income in medium and long-term based on long-term lease agreements with core tenants considered trustworthy and excellent.

"Growth-type" property: Properties that proactively aim to grow cash flows and property value through turnover of tenants and increasing the operation rates. Growth-type properties aims to achieve the above goal by setting the lease agreements shorter compared to income-type properties and introducing a rent income based on sales commission.

Property Number	Trust Property (Name of Property)	Investment Styles	Location	Acquisition Date	Acquisition Price (million yen)	Number of Tenants	Total Leasable Area (m²)
Suburban Single-tenant property							
SS-1	Sendai Nakayama Shopping Center	income-type	Sendai-shi, Miyagi	March, 2002	10,200	2	46,248.96
SS-3	JUSCO Chigasaki Shopping Center	income-type	Chigasaki-shi, Kanagawa	March, 2002	8,300	1	63,652.33
SS-4	Ito-Yokado Narumi	income-type	Nagoya-shi, Aichi	March, 2003	8,540	1	50,437.91
SS-5	Ito-Yokado Yabashira	income-type	Matsudo-shi, Chiba	June, 2003	1,616	1	21,581.65
SS-6	Ito-Yokado	income-type	Fujimino-shi,	September,	6,900	1	28,316.18

	Kamifukuokahigashi		Saitama	2003			
SS-7	Ito-Yokado Nishikicho	income-type	Warabi-shi, Saitama	November, 2003	13,212	1	73,438.52
SS-8	AEONMALL Higashiura	income-type	Chita-gun, Aichi	January, 2004 and February, 2008	8,978	1	129,124.73
SS-9	AEON Kashiihama Shopping Center	income-type	Fukuoka-shi, Fukuoka	January, 2004	13,300	1	109,616.72
SS-10	AEON Sapporo Naebo Shopping Center	income-type	Sapporo-shi, Hokkaido	March, 2004	9,260	1	74,625.52
SS-11	Ito-Yokado Tsunashima	income-type	Yokohama-shi, Kanagawa	June, 2004	5,000	1	16,549.50
SS-12	Itabashi SATY	income-type	Itabashi-ku, Tokyo	December, 2004	12,400	1	72,253.88
SS-13	AEONMALL Yamato	income-type	Yamato-shi, Kanagawa	February, 2005	16,823	1	85,226.68
SS-14	SEIYU Hibarigaoka	income-type	Nishi-Tokyo-shi, Tokyo	March, 2005	6,100	1	19,070.88
SS-15	Tobata SATY	income-type	Kita-Kyushu-shi, Fukuoka	March, 2005	6,290	1	93,258.23
SS-16	JUSCO City Takatsuki	income-type	Takatsuki-shi, Osaka	March, 2005	11,700	1	77,267.23
SS-17	JUSCO City Yagoto	income-type	Nagoya-shi, Aichi	June, 2005	3,700	2	63,778.44
SS-18	JUSCO Naha	income-type	Naha-shi, Okinawa	June, 2005	10,700	1	79,090.48
SS-19	JUSCO City Nishi-Otsu	income-type	Otsu-shi, Shiga	December, 2005	13,100	1	62,717.26
SS-20	Omiya SATY	income-type	Saitama-shi, Saitama	June, 2006	6,133	1	75,344.90
SS-21	Loc City Ogaki	income-type	Ogaki-shi, Gifu	July, 2006	4,950	1	57,500.35
SS-22	AEON Ueda Shopping center	income-type	Ueda-shi, Nagano	November, 2006	9,500	1	61,349.07
SS-23	AEONMALL Tsurumi Leafa	income-type	Osaka-shi, Osaka	November, 2006	29,900	1	138,538.63
SS-24	AEONMALL Itami Terrace	income-type	Itami-shi, Hyogo	December, 2006	20,300	1	150,503.77
SS-25	Ito-Yokado Yotsukaido	income-type	Yotsukaido-shi, Chiba	August, 2007	13,600	1	59,207.19
SS-26	Oyama Yuen Harvest Walk	growth-type	Oyama-shi, Tochigi	August, 2007	10,200	1	58,767.20
SS-27	AEON Yachiyo-Midorigaoka Shopping Center	income-type	Yachiyo-shi, Chiba	September, 2007	30,789	1	132,294.48
Total					291,491	28	1,899,760.69

Total	526,133	414	2,427,216.15

Outline of the Asset Manager

Japan Retail Fund Investment Corporation entrusts its asset management business to Mitsubishi Corp.-UBS Realty Inc., which is its asset manager, by entering into an asset management entrustment agreement.
Mitsubishi Corp.-UBS Realty Inc., shareholders of which are two companies; Mitsubishi Corporation and UBS AG., operates the assets of the Investment Corporation and offers investment opportunities by fully utilizing the network of Mitsubishi Corporation with huge

number of clients among various industries, its know-how related to real estate market in Japan, its performances and experience of management of various funds, as well as performances and experience of UBS group related to management of real estate in U.S., Great Britain and Australia, its cutting-edge financial know-how, and its management know-how and performances related to securities investment trust in Japan. Mitsubishi Corp.-UBS Realty Inc. is also entrusted the asset management from Industrial & Infrastructure Fund Investment Corporation which is in Japan the first REIT specializing in investment in industrial properties, and has introduced two departments committing to each of the investment corporations and ensured the decision-making be conducted independently and information control in order to prevent obstacles or conflict of interest issue in management of Japan Retail fund Investment Corporation.

Governing Structure of the Asset Manager
(Omitted)

ASSET MANAGEMENT REPORT

General Condition of Asset Management

1. Operating and Financial Results

Period		Eighth Accounting Period	Ninth Accounting Period	Tenth Accounting Period	Eleventh Accounting Period	Twelfth Accounting Period
		From September 1, 2005 to February 28, 2006	From March 1, 2006 to August 31, 2006	From September 1, 2006 to February 28, 2007	From March 1, 2007 to August 31, 2007	From September 1, 2007 to February 29,, 2008
Operating revenues	million ¥	13,046	14,998	16,712	18,490	18,708
(Rental revenues)	million ¥	(13,046)	(14,998)	(16,583)	(17,629)	(18,708)
Operating expenses	million ¥	7,756	8,995	9,773	11,082	11,199
(Rental expenses)	million ¥	(6,496)	(7,519)	(8,093)	(9,232)	(9,272)
Operating income	million ¥	5,290	6,003	6,938	7,408	7,508
Ordinary income	million ¥	4,796	5,120	6,093	6,409	6,145
Net income (a)	million ¥	4,795	5,114	6,079	6,396	6,131
Net asset value (b)	million ¥	186,352	186,672	256,844	257,160	256,896
(comparison with the previous period)	%	(+11.7)	(+0.2)	(+37.6)	(+0.1)	(△0.1)
Total assets (c)	million ¥	339,844	394,376	480,415	488,747	546,831
(comparison with the previous period)	%	(+8.8)	(+16.0)	(+21.8)	(+1.7)	(+11.9)
Total Unitholders' capital	million ¥	181,557	181,557	250,764	250,764	250,764
(comparison with the previous period)	%	(+11.8)	(0.0)	(+38.1)	(0.0)	(0.0)
Number of investment units issued and outstanding (d)	unit	302,502	302,502	386,502	386,502	386,502
Net asset value per unit (b)/(d)	¥	616,037	617,095	664,535	665,354	664,670
Total distribution (e)	million ¥	4,794	5,115	6,079	6,396	6,131
Distribution per unit (e)/(d)	¥	15,851	16,909	15,730	16,549	15,865
(Profit-sharing per unit)	¥	(15,851)	(16,909)	(15,730)	(16,549)	(15,865)
(Excess profit-sharing per unit)	¥	(-)	(-)	(-)	(-)	(-)

Ratio of ordinary income to total assets (Note 3)	%	1.5 (3.0)	1.4 (2.8)	1.4 (2.8)	1.3 (2.6)	1.2(2.4)
Profit ratio to net worth (Note 3)	%	2.7 (5.5)	2.7 (5.4)	2.7 (5.5)	2.5 (4.9)	2.4(4.8)
Net worth ratio (b)/(c)	%	54.8	47.3	53.5	52.6	47.0
(increasing and decreasing compared with the previous period)		(+1.4)	(△7.5)	(+6.2)	(△0.9)	(△5.6)
Pay-out ratio (e)/(a)	%	100.0	100.0	100.0	100.0	100.0
(Other information for reference)						
Rental Net Operating Income (NOI) (Note 3)	million ¥	9,022	10,373	11,900	12,056	13,596
Net Profit Margin (Note 3)	%	36.8	34.1	36.4	34.6	32.8
Debt Service Coverage ratio (Note 3)	multiple	20.9	14.6	16.0	11.8	8.9
Funds from Operation (FFO) per unit (Note 3)	¥	24,077	26,477	24,555	23,790	26,628
Funds from Operation (FFO) multiples (Note 3)	multiple	18.7	16.1	22.2	20.1	12.0
Possible distribution per unit after adjustment of non-current tax etc. (Note 4)	¥	14,941	16,292	14,940	16,493	15,614
FFO per unit after adjustment of non-current tax etc. (Note 4)	¥	23,168	25,861	23,766	23,734	26,377

Note 1: Consumption tax, etc. are not included in operating revenues, etc.

Note 2: Unless stated in particular, fractions less than the figures indicated above were omitted.

Note 3: Figures were calculated pursuant to the following formulas. Figures in parentheses were annualized; 181 days for eighth accounting period, 184 days for the ninth accounting period, 181 days for the tenth accounting period, 184 days for the eleventh accounting period, and 182 days for the twelfth accounting period.

Ratio of ordinary income to total assets	Ordinary income/Average total assets Average total assets=(Beginning total assets + Term-end total assets)÷2
Profit ratio of net worth	Net income/Average net asset value Average net asset value =(Beginning net asset value + Term-end net asset value)÷2
Rental NOI	Rental Net Operating Income (Rental revenues − Rental expenses)+ Depreciation expenses
Net profit margin	Net income/Operating revenues
Debt Service Coverage Ratio	Net income before interest amortization/Interest expense
FFO per unit	(Net income + Loss from sales of real properties − Gains from sales of real properties + Depreciation expenses + Other real estate related depreciation)/Number of investment units issued and outstanding
FFO multiples	Price of investment unit as of the end of accounting period/annualized FFO per unit

Note 4: The substantial amount of non-current tax etc. on acquisition time of the estates etc. is not included in the acquisition cost and it shows the "possible distribution per unit"(approximate calculation) and the "FFO per unit"(approximate calculation) assumed in the case the amount corresponding to the relevant calculation period is allocated on expenses. In addition, the relevant numbers are not subject to auditing.

2. Asset Operations for the Period

(1) Main Trends of the Investment Corporation

The Investment Corporation was incorporated on September 14, 2001, in accordance with the Law Concerning Investment Trusts and Investment Corporations (the "Investment Trust Law"). The next year, on March 12, 2002, it was the first investment corporation in Japan, specializing in operating the real estate of retail facilities, to be listed on the Tokyo Stock Exchange (code: 8953). Since then it has continued to acquire properties and developed.

Immediately after being listed, the Investment Corporation acquired 4 retail facilities. Later, the Investment Corporation acquired 6 retail facilities in its 3rd period, 6 retail facilities in its 4th period, 4 retail facilities in its 5th period, achieving the target of total asset value 200 billion yen within three years from the listing on the end of the 5th period (August 31, 2004), more than half a year ahead of schedule. Further the Investment Corporation acquired 4 retail facilities in its 6th period, 8 retail facilities in its 7th period, 2 retail facilities in its 8th period, 3 retail facilities in its 9th period, and 4 retail facilities in its 10th period, achieving the target of total asset value 400 billion yen within five years from the listing ahead of schedule. The Investment Corporation acquired 2 retail facilities and sold one retail facility in its 11th period (August 31, 2007), 4 retail facilities in its 12th period and as of end of 12th period (February 29, 2008), the Investment Corporation has operated a total of 45 retail facilities (total asset value 546.8 billion yen).

(2) Operations

The Investment Corporation invests in a diverse range of retail facilities located throughout the country, such as "urban retail stores" in good locations, and "suburban shopping centers" and "roadside stores" that executed long-term lease agreements with mainly high-quality tenants. The corporation's basic strategy is to create the most appropriate portfolio from out of investment assets that can be categorized into investment styles: "income-type properties," which are expected to produce stable, mid-to-long-term cash flows; and "growth-type

properties," which the Investment Corporation actively aims to grow the cash flows and property value through the increase of rent income by changes of tenants or increase of turnover of tenants by value-up of the facilities.

The Investment Corporation is mindful of diversifying and maintaining a balance among regions, property types, lease periods, and tenants. It seeks to bring in a steady income from over the entire portfolio and achieve firm external growth.

The income-type properties the Investment Corporation is investing in are supported by long-term lease agreements with excellent tenants, particularly such shops as AEON, Ito-Yokado, AEONMALL, and Bic Camera, and occupancy rate is nearly 100%. The Investment Corporation therefore manages to secure extremely steady rent income. In line with the investment strategy of creating a portfolio consisting of two main investment segments—namely, properties in good locations that are growing as commercial accumulation area in the city and large scale properties executing long-term lease agreements with good tenants in the suburbs—the Investment Corporation has acquired this period: AEON Yachiyo Midorigaoka Shopping Center, a suburban single-tenant property, 8953 Saitama Urawa Building, an urban single-tenant property and 8953 Jingumae 6 Building, an urban multi-tenant property as income-type properties.

As for growth–type properties, the Investment Corporation acquired Gyre in this period. It is located in the center of Omotesando district, where many luxuary-brand shops are located and gathers attention as brand-concentrating area comparable with Ginza district. As for the other growth-type properties: Hakata Rivarein/eeny meeny miny mo, Nara Family, Abiko Shopping Plaza, Kyoto Family, Higashi-Totsuka Aurora City, and Oyama Yuen Harvest Walk, the Investment Corporation has been seeking, during this accounting period as well, a change in tenants and its relaunching and carrying out promotional work to maximize the potential value of these retail facilities.

(3) Summary of financing
(Omitted)

(4) Summary of performance and allotment
(Omitted)

3. State concerning Capital Increase etc.

There was no capital increase during this term. Outline of capital increase, etc. during the previous term is as listed below:

Date	Outline	Number of Investment Units Issued and Outstanding (units)		Unitholders' Capital (¥ in millions)		Notes
		Increase or Decrease	Balance	Increase or Decrease	Balance	
September 14, 2001	Private Placement Incorporation	400	400	200	200	Note 1
March 12, 2002	Public Offering for Capital Increase	52,000	52,400	23,462	23,662	Note 2
March 4, 2003	Public Offering for Capital Increase	95,000	147,400	47,697	71,360	Note 3
March 26, 2003	Allocation of Investment Units to a Third Party	5,102	152,502	2,561	73,921	Note 4
March 2, 2004	Public Offering for Capital Increase	67,000	219,502	42,267	116,188	Note 5
March 8, 2005	Public Offering for Capital Increase	56,000	275,502	43,175	159,364	Note 6
March 29, 2005	Allocation of Investment Units to a Third Party	4,000	279,502	3,083	162,448	Note 7
September 14, 2005	Public Offering for Capital Increase	23,000	302,502	19,109	181,557	Note 8
September 21, 2006	Public Offering for Capital Increase	78,000	380,502	64,263	245,821	Note 9
September 27, 2006	Allocation of Investment Units to a Third Party	6,000	386,502	4,943	250,764	Note 10

Note 1 The Investment Corporation was incorporated through private placement at the issue price of 500,000 yen per unit.

Note 2 New investment units were issued at the issue price of 470,000 yen per unit (subscription price of 451,200 yen) in order to raise funds for acquiring new properties and to refund short-term debts.

Note 3 New investment units were issued at the issue price of 521,228 yen per unit (subscription price of 502,080 yen) in order to raise funds for acquiring new properties and to refund short-term debts.

Note 4 New investment units were issued at the subscription price of 502,080 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new properties and to refund short-term debts.

Note 5 New investment units were issued at the issue price of 654,910 yen per unit (subscription price of 630,852 yen) in order to raise funds for acquiring new properties and to refund short-term debts.

Note 6 New investment units were issued at the issue price of 798,700 yen per unit (subscription price of 770,990 yen) in order to raise funds for acquiring new properties and to refund short-term debts.

Note 7 New investment units were issued at the subscription price of 770,990 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property and to refund short-term debts.

Note 8 New investment units were issued at the issue price of 861,300 yen per unit (subscription price of 830,850 yen) in order to refund short-term debts.

Note 9 New investment units were issued at the issue price of 852,600 yen per unit (subscription price of 823,890 yen) in order to raise funds for acquiring new real property and to refund short-term debts.

Note 10 New investment units were issued at the subscription price of 823,890 yen per unit from the allocation of investment units to a third party in order to raise funds for acquiring new real property and to refund short-term debts.

[Fluctuation of Market Price of the Investment Securities]

The highest and the lowest price and closing price on the last day of the terms of the investment securities on the Tokyo Stock Exchange REIT Market on which the investment securities are listed shall be as follows.

Term	Eighth Accounting Period	Ninth Accounting Period	Tenth Accounting Period	Eleventh Accounting Period	Twelfth Accounting Period
Settlement Date	February 2006	August 2006	February 2007	August 2007	February 2008
Highest	¥1,010,000	¥965,000	¥1,190,000	¥1,320,000	¥1,020,000
Lowest	¥815,000	¥814,000	¥831,000	¥815,000	¥600,000
Term-end closing price	¥910,000	¥847,000	¥1,100,000	¥950,000	¥640,000

4. Record of Distributions, etc.

The Investment Corporation decided to distribute total amount of retained earnings at end of period (excluding fractions less than one yen with regard to distribution per investment unit) so that the maximum amount of profit-sharing will be deducted as expenses pursuant to the special treatment of taxation (Article 67-15 of the Special Taxation Measures Law). As a result, distribution per investment unit amounted to ¥15,865.

Period	Eighth Accounting Period (from September 1, 2005 to February 28, 2006)	Ninth Accounting Period (from March 1, 2006 to August 31, 2006)	Tenth Accounting Period (from September 1, 2006 to February 28, 2007)	Eleventh Accounting Period (from March 1, 2007 to August 31, 2007)	Twelfth Accounting Period (from September 1,2007 to February 29, 20078
Net income	4,795,005 thousand yen	5,114,968 thousand yen	6,079,654 thousand yen	6,396,342 thousand yen	6,131,888 thousand yen
Accumulated earnings	89 thousand yen	51 thousand yen	29 thousand yen	150 thousand yen	184 thousand yen
Total cash distribution	4,794,959 thousand yen	5,115,006 thousand yen	6,079,676 thousand yen	6,396,221 thousand yen	6,131,854 thousand yen

(Distribution per unit)	(15,851 yen)	(16,909 yen)	(15,730 yen)	(16,549 yen)	(15,865 yen)
Total profit-sharing (Profit-sharing per unit)	4,794,959 thousand yen (15,851 yen)	5,115,006 thousand yen (16,909 yen)	6,079,676 thousand yen (15,730 yen)	6,396,221 thousand yen (16,549 yen)	6,131,854 thousand yen (15,865 yen)
Total investment refund (Investment refund per unit)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)	- thousand yen (- yen)

5. Future Investment Policy and Issues to be Resolved

(Omitted)

6. Material Subsequent Facts After the Closing Date

NA

OUTLINE OF THE INVESTMENT CORPORATION

1. State of Contribution

	Eighth Accounting Period (as of February 28, 2006)	Ninth Accounting Period (as of August 31, 2006)	Tenth Accounting Period (as of February 28, 2007	Eleventh Accounting Period (as of August 31, 2007	Twelfth Accounting Period (as of February 29, 2008
Total Number of Investment Units to be Issued	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units	2,000,000 Units
Total Number of Investment Units Issued and Outstanding	302,502 Units	302,502 Units	386,502 Units	386,502 Units	386,502 Units
Number of Unitholders	11,063 persons	10,610 persons	11,582 persons	10,438 persons	10,447 persons

2. Major Unitholders

Major unitholders as ofFebruary 29, 2008 are as follows:

Name	Address	Number of units owned by unitholders	Ratio of number of units owned by unitholders to number of units issued and outstanding
		Unit	%
NikkoCiti Trust and Banking Corporation Trust Account	3-14, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo City-Group Center	28,724	7.43
Japan Trustee Services Bank, Ltd. Trust Account	8-11, Harumi 1-chome, Chuo-ku, Tokyo	25,431	6.57
Trust & Custody Services Bank, Ltd. Securities Investment Trust Account	Harumi Island Triton Square Office Tower Z, 8-12, Harumi 1-chome, Chuo-ku, Tokyo	20,218	5.23
The Master Trust Bank of Japan, Ltd. Trust Account	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	15,292	3.95
Mitsubishi Corporation	3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	13,975	3.61
The Nomura Trust and Banking Co., Ltd. Trust Account	2-2, Otemachi 2-chome, Chiyoda-ku, Tokyo	11,680	3.02
The Bank of Ikeda, Ltd.	1-11 Jyonan 2-chome, Ikeda-shi Osaka	11,525	2.98
Goldman Sachs International	133 FLEET STREET LONDON EC4A 2BB, U.K	10,992	2.84
The Bank of New York Treaty JASDEC Account	AVENUE DES ARTS, 35 KUNSTLAAN, 1040 BRUSSELS, BELGIUM	9,610	2.48
UBS AG London Asia Equities	1 FINSBURY AVENUE, LONDON EC2M 2PP, U.K	8,594	2.22
Total		156,041	40.37

3. Matters of Directors, etc. as of End of Period

(1) Names of Directors, etc. as of End of This Period

(Unit: Thousands of Yen)

Post	Name	Major Concurrent Post, Etc.	Total amount of fee

			paid to each officer during this business period
Executive Director	Yorishige Kondo	Professor of Tokyo University of Technology	2,563 (Note 2)
Supervisory Directors	Shuichi Namba	Attorney-at-law of Momo-o, Matsuo & Namba	1,621 (Note 2)
	Masayoshi Sato	Certified Public Accountant of Tokyo Kyodo Accounting Office	1,621 (Note 2)
Accounting Auditor	Aarata Audit Corporation	-	14,500 (Note 2) (Note 3)

Note 1: Neither the Executive Director nor the Supervisory Directors hold investment units of the Investment Corporation in its own name or that of others. Supervisory Directors may hold office in other companies other than those listed above; however, there is no conflict of interests between those companies (including those listed above) and the Investment Corporation.

Note 2: The amount actually paid for this period is described for Executive Director and Supervisory Directors, and the amount to be paid (estimated amount) as fee for auditing during this period is described for the Accounting Auditor.

Note 3: In addition, the Investment Corporation has paid 7,220 thousand yen (fee for voluntary audit of annual report) as the fee for the business other than one stipulated in Article 2 Paragraph 1 of the Law Concerning Certified Public Accountant (Law No. 103 of 1948, as amended) during the term.

(2) Resigning or Acceding Officers, etc.
NA

(3) Policies on decisions of dismissal or no reappointment of the Accounting Auditor
To be decided at the meeting of board of directors taking various factors into consideration.

4. Names of Asset Manager, Custodian and General Administrator as of End of Period

Classification of Business	Name
Asset Manager	Mitsubishi Corp.-UBS Realty Inc.
Custodian	The Mitsubishi UFJ Trust & Banking Corp.
General Administrator (Transfer of register, etc.)	The Mitsubishi UFJ Trust & Banking Corp.
General Administrator (business concerning investment corporation bonds and short-term investment corporation bonds)	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
General Administrator (business concerning tax service)	Zeirishi-Hojin PricewaterhouseCoopers

State of Investment Assets of the Investment Corporation

1. Composition of the Investment Corporation's Assets

Classification of Assets	Region	Tenth Accounting Period (as of August 31, 2007)		Twelfth Accounting Period (as of February 29, 2008)	
		Total Amount of Holdings	Percentage of Total Assets	Total Amount of Holdings	Percentage of Total Assets
		(¥ in millions)	(%)	(¥ in millions)	(%)
Real Property	Tokyo metropolitan area	-	-	2,403	0.4
Trust Beneficial Interest	Tokyo metropolitan area	213,604 (Note 2)	43.7	279,104 (Note 2)	51.0
	Osaka and Nagoya metropolitan area	168,030	34.4	169,829	31.1
	Other metropolitan areas	75,044	15.3	74,768	13.7
	Sub-total	456,679	93.4	523,702	95.8
Deposit and other assets		32,067	6.6	20,724	3.8
Total Assets		488,747	100.0	546,831	100.0

Note 1: Total amount of holdings are based on the balance sheet value (with regard to property and trust property, the depreciated book value) as of the end of period.

Note 2: A part of property of Jingu-mae 4 chome East Project (tentative name) is included.

2. Major Assets

Outline of major assets held by the Investment Corporation as of Febryary 29 , 2008 are as follows (top 10 in the book value):

Name of Property	Book Value	Leasable Area (Note 3)	Leased Area (Note 4)	Occupancy Rate (Note 1)	Rental Income as Percentage of Total Revenue (Note 1)	Major Use
	(¥ in millions)	m²	m²	%	%	
Higashi-Totsuka Aurora City (trust beneficial interest)	51,466	151,429.78	151,429.78	100.0	7.4	Retail facilities
Nara Family (trust beneficial interest)	31,636	85,075.32	84,932.74	99.8	11.8	Retail facilities
AEON Yachiyo Midorigaoka Shopping Center (trust beneficial interest)	30,993	132,294.48	132,294.48	100.0	3.6	Retail facilities
AEONMALL Tsurumi Leafa (trust beneficial interest)	30,057	138,538.63	138,538.63	100.0	4.7	Retail facilities
8953 Saitama Urawa Building (trust beneficial interest) (Note 6)	27,670	64,236.71	64,236.71	100.0	-	Retail facilities
GYRE (trust beneficial interest) (Note 5)	22,955	4,934.28	4,934.28	100.0	2.7	Retail facilities
AEONMALL	20,182	150,503.77	150,503.77	100.0	3.1	Retail

Itami Terrace (trust beneficial interest)						facilities
Kawaramachi OPA (trust beneficial interest)	18,947	18,848.20	18,848.20	100.0	1.8	Retail facilities
AEONMALL Yamato (trust beneficial interest)	16,678	85,226.68	85,226.68	100.0	2.9	Retail facilities
ESPA Kawasaki (trust beneficial interest)	15,022	65,313.47	65,313.47	100.0	2.6	Retail facilities
Total (Note 2)	265,610	896,401.32	896,258.74	100.0	42.0	

Note 1 "Occupancy Ratio" (percentage of leased area against the leasable area at the end of the relevant calculation period) and "Rental Income as Percentage of Total Revenues" are calculated by rounding to the first decimal place.

Note 2 "Total Occupancy Ratio" represents the percentage of total leased area against the total leasable area at the end of the relevant calculation period and is calculated by rounding to the first decimal place.

Note 3 "Leaseable Area" means the total leaseable area of the building of each property used as stores, offices, etc. indicated in the lease agreement or the plat of such property and it does not include the leaseable area of warehouses and land(flat parking lots).
Regarding the leaseable area of the site of Gyre, the area indicated on the land registry book is used.

Note 4 "Leased Area" means the total leased area of the building of each property used as stores, offices, etc. indicated in the lease agreement and it does not include the leased area of warehouses and land(flat parking lots).
Regarding the leased area of the site of Gyre, the area indicated on the land registry book is used.

Note 5 The property name was changed from "Site of GYRE" to "GYRE" on October 19, 2007 in accordance with the additional acquisition of building with land leasehold interest.

Note 6 The property name was changed from Urawa PARCO to 8953 Saitama Urawa Building in order to indicate this building is the stratified-ownership property. Rental income etc. is undisclosed because the consent from the tenant has not been acquired.

3. Detail Description of Properties
(Omitted)

4. Detail Description of Other Assets
(Omitted)

Capital Expenditures for Assets:
(Omitted)

State of Expenses and Debts

(1) Breakdown of Expenses for Management

(Unit: Thousands of Yen)

Items	Eleventh Period (From March 1, 2007 to August 31, 2007)	Twelfth Period (From September 1, 2007 to February 29 , 2008)
(a) Asset management fee	1,474,161	1,607,136
(b) Asset custody fee	74,798	76,858
(c) General administrative fee	128,820	129,943
(d) Directors fee	5,806	5,806
(e) Other expenses	165,828	107,874
Total	1,849,415	1,927,618

2. Borrowings

Borrowings as of the date of settlement of accounts from each financial institution are as listed below:

Division	Parties from which borrowing was made	Borrowing Date	Balance at the end of the previous period (million yen)	Balance at the end of the current period	Average interest rate (Note 1)	Due date	Repayment method	Use	Remarks
Short-term debts									
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	November 1, 2006	2,000	-	1.0	November 1, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		1,800	-					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		1,800	-					
	Sumitomo Trust and Banking Corporation		1,400	-					
	Aozora Bank, Ltd.		1,000	-					
	Sumitomo Mitsui Banking Corporation	November 29, 2006	2,530	-	1.0	November 29, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed

	The Bank of Fukuoka, Ltd.	December 21, 2006	3,000	-	1.1	December 21, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Chugoku Bank, Ltd.	December 21, 2006	2,200	-	1.1	December 21, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mizuho Corporate Bank, Ltd.	August 30, 2007	2,500	2,500	1.1	August 29, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mits ubishi UFJ, Ltd.	August 31, 2007	2,500	2,500	1.1	August 29, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		2,250	2,250					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		2,250	2,250					
	Sumitomo Trust and Banking Corporation		1,750	1,750					
	Aozora Bank, Ltd.		1,250	1,250					
	The Bank of Tokyo-Mits ubishi UFJ, Ltd.	August 31, 2007	2,500	2,500	1.1	August 29, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		2,250	2,250					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		2,250	2,250					
	Sumitomo Trust and Banking Corporation	August 31, 2007	1,750	1,750	1.1	August 29, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Aozora Bank, Ltd.		1,250	1,250					
	The Bank of Tokyo-Mits ubishi UFJ, Ltd.	September 4, 2007	-	3,875	1.1	September 4, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		-	3,487					

	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	3,487					
	Sumitomo Trust and Banking Corporation		-	2,712					
	Aozora Bank, Ltd.		-	1,937					
	Sumitomo Mitsui Banking Corporation	September 4, 2007	-	7,470	1.1	September 4, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mizuho Corporate Bank, Ltd.	October 19, 2007	-	5,000	1.1	October 17, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	2,112					
	The Mitsubishi UFJ Trust and Banking Corporation	November 1, 2007	-	1,824	1.1	October 31, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	1,824					
	Sumitomo Trust and Banking Corporation		-	1,440					
	Aozora Bank, Ltd.		-	800					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	660					
	The Mitsubishi UFJ Trust and Banking Corporation		-	570					
	The Chuo Mitsui Trust and Banking, Co., Ltd.	November 29, 2007	-	570	1.1	November 28, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Sumitomo Trust and Banking Corporation		-	450					
	Aozora Bank, Ltd.		-	250					
	Sumitomo Mitsui Banking Corporation	November 29, 2007	-	2,530	1.1	November 28, 2007	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed

	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	December 20, 2007	-	633	1.1	December 19, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Mitsubishi UFJ Trust and Banking Corporation		-	547					
	The Chuo Mitsui Trust and Banking, Co., Ltd.		-	547					
	Sumitomo Trust and Banking Corporation		-	432					
	Aozora Bank, Ltd.		-	240					
	The Bank of Fukuoka, Ltd.	December 21, 2007	-	3,000	1.1	December 19, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	The Chugoku Bank, Ltd.	December 21, 2007	-	2,200	1.1	December 19, 2008	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Mizuho Corporate Bank, Ltd.	February 21, 2008	-	2,000	1.0	February 20, 2009	Lump sum at due date (Note 2)	Note 3	Unsecured and unguaranteed
	Sub-total		38,230	73,100					
Long-term debts	Nippon Life Insurance Company	March 31, 2004	5,000	5,000	1.3	March 31, 2009	Lump sum at due date	Note 3	Unsecured and unguaranteed
	Sub-total		5,000	5,000					
Total			43,230	78,100					

Note 1: The average interest rate is a weighted avarage of interest rates , rounded to the first decimal place.

Note 2: Partial repayment of principal is allowed on the interest payment date concerning the method of repayment of short-term debt.

Note 3: The funds are used for purchasing beneficial interests in the real estate trust and refunding borrowing and return of tenant guarantee deposits.

3. Investment Corporation Bonds

	Date of issue	Balance at the end of the previous period	Balance at the end of the current period	Interest rate	Date of Maturity	Method of Repayment	Use	Abstract
		Million yen	Million yen	%				
First series unsecured investment corporation bonds	February 9, 2005	20,000	20,000	0.74	February 9, 2010	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed

Second series unsecured investment corporation bonds	February 9, 2005	15,000	15,000	1.73	February 9, 2015	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Third series unsecured investment corporation bonds	February 22, 2006	10,000	10,000	2.02	February 22, 2016	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Fourth series unsecured investment corporation bonds	December 22, 2006	20,000	20,000	1.60	December 22, 2011	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Fifth series unsecured investment corporation bonds	May 23, 2007	20,000	20,000	1.60	May 23, 2012	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Sixth series unsecured investment corporation bonds	May 23, 2007	15,000	15,000	2.17	May 23, 2017	Lump sum at due date Note 1	Note 2	Unsecured and unguaranteed
Total		100,000	100,000					

Note 1: Repurchase and cancellation is permitted at any time on or after the next day of closing date except for the case indicated otherwise by the book-transfer company.

Note 2: The funds are used for refunding borrowing and operation costs.

3. Short-term Investment Corporation Bonds

	Date of issue	Balance at the end of the current period	Issue amount	Redemption amount	Abstract
		Million yen	Million yen	Million yen	
Short-term Investment Corporation Bonds Issued on December 25, 2007	December 25, 2007	24,984	24,939	25,000	Unsecured and unguaranteed
Total		24,984	24,939	25,000	

State of Acquisition and Disposal During the Current Period

1. State of Acquisition and Disposal of Real Estate and Asset-Backed Securities
(Omitted)

2. State of Acquisition and Disposal of Other Assets
(Omitted)

3. Research of Value of Specific
(Omitted)

4. Trading with Interested Parties, etc. and Major Shareholders)
   (1) State of Transactions
   NA with respect to sale and purchase transaction for specified assets and other transactions with interested parties, etc. and major shareholders

   (2) Amount of fees, etc.

Division	Total fees A	Details of trading with interested parties, etc.		B/A
		Payee	Amount of payment B	
	Thousand yen		Thousand yen	%
Service fee for the acquisition of the property (Note 2)	293,733	Mitsubishi Corporation	291,200	99.1
Water, lighting and heating expenses	667,520	JAPAN FACILITY SOLUTIONS, Inc.	12,915	1.9
Other leasing expenses	355,757	Mitsubishi Shoji & Sun Co., Ltd.	438	0.1
		Mitsubishi Corporation	67	0.0
		Kentucky Fried Chicken Japan, Ltd.	37	0.0
Property management fee	782.564	BML Food Science Solutions, Inc	175	0.0
Other expenses	107,874	Mitsubishi Corporation	76	0.1
Insurance fee	71,618	MC Insurance Center Ltd.	15	0.0

Note 1: Interested parties, etc. mean the interested parties, etc. of the investment trust management company with which the Investment Corporation has entered into the asset management agreement as prescribed under Article 20 of the Enforcement Ordinances of the Law Concerning Investment Trusts and Investment Corporations before the amendment ancillary to the implementation of the Financial Instruments and Exchange Law as of September 30, 2007. Major shareholders mean the major shareholders of the investment trust management company as defined in Article 9, Paragraph 3 of the Law Concerning Investment Trusts and Investment Corporations before the amendment ancillary to the implementation of the Financial Instruments and Exchange Law as of September 30, 2007.

Note 2: In the acquisition of the property 291,200 thousand yen paid to Mitsubishi

Corporation as service fee for the acquisition of the property is included in the acquisition cost of the property.

5. State of Transactions with the Asset Manager in relation to By – business carried on by the Asset Manager Managing the Assets.

Asset Manager (Mitsubishi Corp. UBS Realty Inc.) is never engaged in dual-business of first-type financial instruments business and second-type financial instruments business under the Financial Instruments and Exchange Law, realty business and real estate special joint business so that there is no applicable transaction.

Condition of Account
(Omitted)

Others
(Omitted)

BALANCE SHEET

	This Period (As of February 29, 2008)			Previous Period (As of August 31, 2007) (for reference)		
	Amount (¥ in thousands)		Composition Ratio (%)	Amount (¥ in thousands)		Composition Ratio (%)
ASSETS						
I. Current assets:						
Cash and deposit		4,093,989			15,613,878	
Trust cash and trust deposit		10,380,414			11,402,076	
Rental receivables		768,942			641,369	
Consumption tax refundable		1,208,067			-	
Other current assets		486,317			599,697	
Total current assets		16,937,730	3.1		28,257,021	5.8
II. Non-current assets: *1						
1. Tangible fixed assets:						
Buildings	223,768			-		
Accumulated depreciation	1,732	222,035		-	-	
Building improvements	3,300			-		
Accumulated depreciation	25	3,275		-	-	
Industrial tool and material	1,948			-		
Accumulated depreciation	43	1,904		-	-	
Land		2,176,572			-	
Trust buildings	216,322,156			181,581,913		
Accumulated depreciation	20,499,822	195,822,333		16,758,299	164,823,614	
Trust building improvements	11,251,561			10,475,899		
Accumulated depreciation	1,499,754	9,751,807		1,256,785	9,219,114	
Trust machinery and equipment	994,826			891,301		
Accumulated depreciation	172,000	822,826		138,399	752,901	
Trust carriage	-			314		
Accumulated depreciation	-	-		5	308	
Trust industrial tool and material	2,558,051			1,957,937		
Accumulated depreciation	596,530	1,961,521		480,840	1,477,097	
Trust land		306,279,571			271,323,193	
Total tangible fixed assets		517,041,848	94.6		447,596,230	91.6
2. Intangible fixed assets:						
Trust leasehold interest		8,901,150			8,914,567	
Trust and other intangible fixed assets		164,258			169,690	
Total intangible fixed assets		9,065,409	1.7		9,084,257	1.9
3. Investments, etc.:						
Tenant leasehold and security deposits		3,357,508			3,354,958	
Long-term prepaid expenses		91,306			99,367	
Other investments and assets		113,687			100,610	
Total investments and assets		3,562,502	0.6		3,554,936	0.7
Total non-current assets		529,669,760	96.9		460,235,424	94.2
III. Deferred assets:						
Issue costs of Investment Corporation Bonds		223,654			254,778	
Total deferred assets		223,654	0.0		254,778	0.0
Total Assets		546,831,146	100.0		488,747,224	100.00

	This Period (As of February 29, 2008)			Previous Period (As of August 31, 2007) (for reference)		
		Amount (¥ in thousands)	Composition Ratio (%)		Amount (¥ in thousands)	Composition Ratio (%)
LIABILITIES						
I. Current liabilities:						
Sales debt		613,614			579,907	
Short-term Investment Corporation Bonds		24,984,933			-	
Short-term debt *2		73,100,000			38,230,000	
Accounts payable		43,606			69,913	
Accrued expenses		1,354,017			1,371,562	
Income tax payable, etc.		12,855			22,450	
Consumption Tax payable, etc.		-			96,001	
Rent received in advance		1,606,020			1,399,636	
Deposit received		658,108			838,876	
Trust tenant leasehold and security deposits scheduled to be returned within one year *1		5,428,816			5,406,715	
Other current liabilities		55,475			25,351	
Total current liabilities		107,857,449	19.7		48,040,415	9.8
II. Non-current liabilities						
Investment Corporation Bonds		100,000,000			100,000,000	
Long-term debt		5,000,000			5,000,000	
Tenant leasehold and security deposits		39,558			-	
Trust tenant leasehold and security deposits*1		77,037,694			78,546,031	
Total non-current liabilities		182,077,252	33.3		183,546,031	37.6
Total Liabilities		289,394,701	53.0		231,586,446	47.4
Net Assets *4						
I. Equity of Investors						
1. Unitholders' equity						
Unitholders' equity		250,764,406			250,764,406	
2. Retained Earnings						
Unappropriated retained earnings at the end of the period		6,132,038			6,396,371	
Total Capital of Investors		256,896,444	47.0		257,160,778	52.6
Total Net Assets		256,896,444	47.0		257,160,778	52.6
Total Liabilities and Net Assets		546,831,146	100.0		488,747,224	100.0

STATEMENT OF INCOME

Subjects \ Period	This Period For the period from September 1, 2007 to February 29, 2008 Amount (¥ in thousands)		Percentage (%)	Previous Period For the period from March 1, 2007 to August 31, 2007 (for reference) Amount (¥ in thousands)		Percentage (%)
I. Operating revenues:						
Rental revenues *1	18,708,863			17,629,533		
Gains from sales of real properties, etc. *2	-	18,708,863	100.0	860,929	18,490,462	100.0
II. Operating expenses:						
Property-related expenses *1	9,272,335			9,232,620		
Asset management fees	1,607,136			1,474,161		
Compensation of Directors	5,806			5,806		
Custodian fees	76,858			74,798		
General administration fees	129,943			128,820		
Others	107,874	11,199,954	59.9	165,828	11,082,035	59.9
Operating income		7,508,909	40.1		7,408,426	40.1
III. Non-operating revenues:						
Interest received	16,298			19,109		
Other non-operating Income or Loss	1,361	17,659	0.1	6,599	25,709	0.1
IV. Non-operating expenses:						
Interest expense	477,649			289,677		
Interest Expenses of short-term Investment Corporation Bonds	45,198			-		
Interest Expenses of Investment Corporation Bonds	781,979			644,058		
Amortization of issue costs of Investment Corporation Bonds	32,171			56,580		
Loan-related costs	31,718			25,569		
Other non-operating expenses	12,179	1,380,897	7.4	8,789	1,024,675	5.5
Ordinary income		6,145,671	32.8		6,409,460	34.7
Income before income taxes		6,145,671	32.8		6,409,460	34.7
Income taxes, Inhabitant taxes, and Enterprise taxes	12,855			22,450		
Adjustment of income taxes, etc.	927	13,783	0.0	△9,332	13,118	0.1
Net income		6,131,888	32.8		6,396,342	34.6
Retaining earnings at the beginning of the period		150			29	
Retained earnings at the end of the period		6,132,038			6,396,371	

Explanatory Notices
(Omitted)

Statement of Changes in Unitholders' Capital

This Period (From September 1, 2007 to February 29, 2008) (Unit: Thousands of Yen)

	Unitholders' Capital			Total amount of Net assets
	Total amount of Unitholders' Equity	Retained Earnings	Total amount of Unitholders' Capital	
		Unappropriated income at the end of the period		
Outstanding amount of the end of last period	250,764,406	6,396,371	257,160,778	257,160,778
Changes in amount				
Dividends of retained earnings	-	△6,396,221	△6,396,221	△6,396,221
Net income for this period	-	6,131,888	6,131,888	6,131,888
Total Changes in amount this period	-	△264,333	△264,333	△264,333
Outstanding amount of the end of the period	250,764,406	6,132,038	256,896,444	256,896,444

Previous Period(For reference) (From March 1, 2007 to August 31, 2007)

(Unit: Thousands of Yen)

	Unitholders' Capital			Total amount of Net assets
	Total amount of Unitholders' Equity	Retained Earnings	Total amount of Unitholders' Capital	
		Unappropriated income at the end of the period		
Outstanding amount of the end of last period	250,764,406	6,079,705	256,844,111	256,844,111
Changes in amount				
Dividends of retained earnings	-	△6,079,676	△6,079,676	△6,079,676
Net income for this period	-	6,396,342	6,396,342	6,396,342
Total Changes in amount this period		316,666	316,666	316,666
Outstanding amount of the end of the period	250,764,406	6,396,371	257,160,778	257,160,778

List of Explanatory Notes

(Omitted)

Statement of Cash Distribution

(Unit: Yen)

Subjects \ Period	This Period (From September 1, 2007 to February 29, 2008)	Previous Period (From March 1, 2007 to August 31, 2007) (for reference)
	Amount(Yen)	Amount(Yen)
I Unappropriated income at end of period	6,132,038,579	6,396,371,845
II Dividends	6,131,854,230	6,396,221,598
(Dividends per unit)	(15,865)	(16,549)
III Retained earnings brought forward to the next period	184,349	150,247

Calculation method of amount of dividends

Under the basic policy provided for in Article 26, Paragraph 1, Item 2 of such Articles of Incorporation stating that "all profits shall be distributed to investors by cash", it will distribute as dividends 6,131,854,230 yen for this period (6,396,221,598 yen for the previous period) representing all of the retained earnings at the end of current period (excluding any fraction which would offer less than one yen dividend per one unit), considering that individual investors are required to calculate transfer profit or loss for each dividend exceeding such profits if the Investment Corporation makes distribution of money exceeding the profits set forth in Article 26, Paragraph 2 of its Articles of Incorporation.

CERTIFIED COPY OF REPORT OF INDEPENDENT ACCOUNTANTS

(Omitted)

STATEMENT OF CASH FLOWS (FOR REFERENCE)

Subject / Period	This Period For the Period from September 1, 2007 to February 29, 2008	Previous Period For the Period from March 1, 2007 to August 31, 2007
	Amount	Amount
I Cash Flows from Operating Activities:	(¥ in thousands)	(¥ in thousands)
Income before income taxes	6,145,671	6,409,460
Depreciation	4,160,162	3,659,967
Amortization of issue costs of Investment Corporation Bonds	32,171	56,580
Loss on retirement of fixed assets	19,962	59,182
Other operational costs	-	△860,929
Interest received	△16,298	△19,109
Interest expense	1,304,828	933,736
Increase or Decrease of rental receivables	△127,572	48,493
Increase or Decrease of consumption tax refundable	△1,208,067	1,165,935
Increase or Decrease of long-term prepaid expenses	8,061	9,345
Increase or Decrease of operating accounts payable	175,439	△269,174
Increase or Decrease of consumption tax payable, etc.	△96,001	96,001
Increase or Decrease of accounts payable	△26,499	58,952
Increase or Decrease of accrued unpaid expenses	△114,119	238,994
Increase or Decrease of advance received	206,384	23,448
Increase or Decrease of deposit received	△180,767	△18,319
Others	142,577	△112,131
Sub-total	10,425,931	11,480,433
Interest received	16,298	19,109
Payment of interest	△1,163,054	△753,028
Payment of corporate tax	△22,450	△15,048
Net cash provided by operating activities	9,256,724	10,731,467
II Cash Flows from Investing Activities:		
Payment for acquisition of tangible fixed assets	△2,405,589	-
Payment for acquisition of trust property and equipment	△71,337,517	△32,246,410
Revenue from sales of trust property and equipment	-	24,631,693
Revenue from tenant leasehold and security deposits	39,558	-
Payment for deposited trust tenant leasehold and security deposits	△4,756,685	△7,305,105
Revenue from deposited trust tenant leasehold and security deposits	3,270,449	5,500,909
Purchases of trust intangible property and equipment	△5,520	△1,940,920
Payment for depositing trust tenant leasehold and security deposits	△10,050	△200,400
Revenue from depositing trust tenant leasehold and security deposits	7,500	11,803
Revenue from decrease of other investments and assets	△13,076	△2,000
Purchases of other investments and assets	-	158,795
Net cash used in investing activities	△75,210,931	△11,391,632
III Cash Flows from Financing Activities:		
Proceeds from issuance of short-time investment corporation bonds	24,938,686	-
Proceeds from short-term debt	34,870,000	14,500,000
Payment for short-term debt	-	△40,000,000
Proceeds from issuance of investment corporation bonds	-	34,826,400
Payment of dividends	△6,396,029	△6,081,509
Net cash provided by financing activities	53,412,656	3,244,891
IV Net Change in Cash and Cash Equivalents	△12,541,550	2,584,726
V Cash and Cash Equivalents at the Beginning of the Period	27,015,954	24,431,228
VI Cash and Cash Equivalents at the End of the Period	14,474,403	27,015,954

Note: The statement of cash flows was prepared pursuant to the "Regulation Concerning Terms, Forms and Method of Preparation of Financial Statements, Etc." (1963 Ordinance of the Ministry of Finance No. 59) and has been attached hereto for reference. This statement of cash flows has not been audited by the auditor as it is not the object of auditing prescribed in the provision of Article 130 of the Law concerning Investment Trust and Investment Corporation.

INFORMATION FOR INVESTORS
(Omitted)

EXHIBIT C

SUMMARY TRANSLATIONS

Set out below are the excerpt English translations of the documents referred to in ANNEX A, Section A., Items 4 to 6.

[Translation]

May 26, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Acquisition of Property (Determination of Details)

We hereby inform you that we have determined the details as follows in respect of "Jingumae 4 cho-me East Project (Tentative name)", which was announced in our "Notice of Acquisition of Property" dated March 27, 2007 and "Notice of Change to the Scheduled Date for Acquisition of Property" dated March 12, 2008.

	Details after change (Note 1)	Details before change
1. Outline of the acquisition		
(2) Name of the property	G-Bldg. Jingumae02	Jingumae 4 cho-me East Project (Tentative name)
(3) Acquisition price (For reference)	2,233.6 million yen	2,233.6 million yen

(4) Acquisition date	May 30, 2008 (scheduled acquisition)	May 31, 2008
(5) Funds for the acquisition	Borrowed funds and own funds	Borrowed funds (scheduled)
(7) Method of settlement	Payment upon execution of agreement and on delivery	-
3. Description of the property to be acquired [Translation omitted.]		

【Estimate of Income and Expenditure from the Property】

[Translation omitted]

【Appraisal Summary】

[Translation omitted]

【Image of Appearance of the Property】

[Image omitted]

【Map for Location of the Property】

[Image omitted]

- End -

[Translation]

June 19, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Issuance of Short-term Investment Corporation Bonds (CPs)

We hereby inform you that we have decided today to issue short-term investment corporation bonds according to the Investment Trust and Investment Corporation Law as follows, following the comprehensive resolution for the issuance of short-term investment corporation bonds passed at the meeting of the board held on November 14, 2007.

1. Outline of the Short-term Investment Corporation Bonds

(1)	Amount of issue	¥25 billion
(2)	Term	From June 24, 2008 to September 24, 2008
(3)	Assigned ratings	Prime-1 (Moody's Investors Service, Inc.)
		A-1 (Standard & Poor's Rating Services)
		a-1+ (Rating and Investment Information, Inc.)
(4)	Company entrusted with operations regarding issuance, redemption, and fund settlement	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(5) Company handling private placement — The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(6) Dealer — The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Mizuho Corporate Bank, Ltd.
Nikko Citigroup Limited

(7) Guaranteed or non-guaranteed — Non-guaranteed

(8) Use of the proceeds — To be applied to the redemption funds for existing short-term investment corporation bonds (CPs).

(Note) Reference CP market rate
CP 3 months market rate
0.63~1.05 as of 3 pm on June 19, 2008
0.63~0.98 as of 3 pm on June 18, 2008

2. Status of debts with interest after the issuance

(Unit: million yen)

		Before issuance	After issuance	Variation
	Short-term borrowing	115,100	115,100	0
	Commercial papers	25,000	25,000	±0
Sum of short-term debts with interest		140,100	140,100	±0
	Long-term borrowing	5,000	5,000	0
	Investment corporation bonds	100,000	100,000	0
Long-term debts with interest		105,000	105,000	0
Sum of debts with interest		245,100	245,100	±0

[Translation omitted]

[Translation]

June 26, 2008

To whom it may concern:

Name of the issuer of the real estate investment fund:
Japan Retail Fund Investment Corporation
Tokyo Building 20th Floor
7-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Name of the representative:
Yorishige Kondo, Executive Director
(Code number 8953)
http://www.jrf-reit.com/

Name of the asset manager:
Mitsubishi Corp.-UBS Realty Inc.
Name of the representative:
Yuichi Hiromoto, Representative Director
Inquiries:
Fuminori Imanishi, Head of Retail Division
Tel: 03-5293-7081

Notice of Money Borrowing (Determination of Interest Rate)

We hereby inform you that the interest rate has been determined as follows on the borrowings made by us.

Party from which the borrowing is made	Loan balances	Interest rate (Note 1)	Date of borrowing	Repayment date (Note 2)
Mizuho Corporate Bank, Ltd.	2,500 million yen	1.05333% (from July 1, 2008 through August 29, 2008)	August 30, 2007	August 29, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited	10,000 million yen	1.08333% (from July 1, 2008 through August 29, 2008)	August 31, 2007	August 29, 2008

The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.				
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	10,000 million yen	1.08333% (from July 1, 2008 through August 29, 2008)	August 31, 2007	August 29, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	15,500 million yen	1.09664% (from July 1, 2008 through September 4, 2008)	September 4, 2007	September 4, 2008
Sumitomo Mitsui Banking Corporation	7,470 million yen	1.06144% (from July 1, 2008 through September 4, 2008)	September 4, 2007	September 4, 2008
Mizuho Corporate Bank, Ltd.	5,000 million yen	1.11417% (from July 1, 2008 through September 30, 2008)	October 19, 2007	October 17, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited	8,000 million yen	1.12417% (from July 1, 2008 through September 30,	November 1, 2007	October 31, 2008

The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.		2008)		
Sumitomo Mitsui Banking Corporation	2,530 million yen	1.11417% (from July 1, 2008 through September 30, 2008)	November 29, 2007	November 28, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	2,500 million yen	1.12417% (from July 1, 2008 through September 30, 2008)	November 29, 2007	November 28, 2008
The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Mitsubishi UFJ Trust and Banking Corporation The Chuo Mitsui Trust and Banking Company, Limited The Sumitomo Trust & Banking Co., Ltd. Aozora Bank, Ltd.	2,400 million yen	1.12417% (from July 1, 2008 through September 30, 2008)	December 20, 2007	December 19, 2008
The Bank of Fukuoka, Ltd.	3,000 million yen	1.09417% (from July 1, 2008 through September 30, 2008)	December 21, 2007	December 19, 2008
The Chugoku Bank, Ltd.	2,200 million yen	1.12417% (from July 1, 2008 through September 30, 2008)	December 21, 2007	December 19, 2008

Mizuho Corporate Bank, Ltd.	2,000 million yen	1.11417% (from July 1, 2008 through September 30, 2008)	February 21, 2008	February 20, 2009
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	16,200 million yen	1.12417% (from July 1, 2008 through September 30, 2008)	March 31, 2008	March 31, 2009
The Mitsubishi UFJ Trust and Banking Corporation				
The Sumitomo Trust & Banking Co., Ltd.				
The Chugoku Bank, Ltd.	2,800 million yen	1.12417% (from July 1, 2008 through September 30, 2008)	March 31, 2008	March 31, 2009
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	23,000 million yen	1.12417% (from July 1, 2008 through September 30, 2008)	May 1, 2008	May 1, 2009
The Mitsubishi UFJ Trust and Banking Corporation				
The Sumitomo Trust & Banking Co., Ltd.				

Note 1:The interest rate on and after October 1, 2008 will be determined on September 26, 2008.

Note 2:The last day of June 2008, September 2008, December 2008 and March 2009, and the repayment date for the principal will be the interest payment dates, and (partial) repayment for the principal is allowed on the interest payment dates.

- End -

EXHIBIT D

ENGLISH DOCUMENTS

Set out below is the English document referred to in ANNEX A, Section B., Item 1 .

Japan Retail Fund Investment Corporation (Tokyo Stock Exchange Company Code: 8953)
News Release – May 26, 2008

Japan Retail Fund Investment Corporation to Acquire Property in Shibuya Ward, Tokyo

Japan Retail Fund Investment Corporation (TSE: 8953) announced today the planned acquisition of G-Bldg. Jingumae02 in the Omotesando area of Tokyo, expected to close on May 30, 2008. The acquisition has been described in more detail in previous press releases dated March 27, 2007 and March 12, 2008. The acquisition price for the property is approximately 2.2 billion yen. Construction of the property has recently been completed and tenant leasing is in progress.

The Omotesando submarket, where the Fund owns several additional properties, is home to a growing number of flagship stores of major international luxury brands.

Property Information Summary:

Location	4-9-9 Jingumae, Shibuya-ku, Tokyo
Land size	250.00m^2
Total floor space	432.38m^2
Building summary	Two floors above ground and one basement floor
Tenants	Eyebrow-treatment salon (other tenants to be decided in order)

About JRF: Japan Retail Fund Investment Corporation ("JRF") is the third listed Japanese Real Estate Investment Trust and the first J-REIT to focus exclusively on retail properties. As of the date of this release, JRF owns 48 properties containing approximately 2.6 million square meters of leasable space. Please refer to our website at http://www.jrf-reit.com/english/index.html for further details.

Contacts: For further information relating to this press release as well as the Fund and its Asset Manager, please feel free to contact Mr. Fuminori Imanishi (Telephone Number: 81-3-5293-7080), Head of Retail Division at Mitsubishi Corp.-UBS Realty Inc., Asset Manager for Japan Retail Fund.

Investor Relations: Telephone Number: 81-3-5293-7081

END